SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, DC 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of April, 2015

Shaw Communications Inc.

(Translation of registrant’s name into English)

Suite 900, 630 – 3rd Avenue S.W., Calgary, Alberta T2P 4L4 (403) 750-4500

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F  ☐            Form 40-F  ☒

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):  ☐

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes  ☐            No   ☒

If “ Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant, Shaw Communications Inc., has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date:	April 14, 2015
Shaw Communications Inc.

By:	/s/ Rhonda Bashnick
Rhonda Bashnick
Senior Vice President, Finance
Shaw Communications Inc.

NEWS RELEASE

Shaw announces second quarter financial and operating results

•	Second quarter and year-to-date consolidated revenues of $1.34 billion and $2.73 billion, respectively, increased 5% and 3% over the same periods last year and operating income before restructuring costs and amortization for the three and six month periods of $557 million and $1.16 billion, respectively, improved 5% and 2% over the comparable periods.

•	Free cash flow for the three and six month periods of $169 million and $362 million, respectively, was up from $158 million and $315 million in the same periods last year.

•	Net income was $168 million or $0.34 per share for the quarter compared to $222 million or $0.46 per share last year. Year-to-date net income was $395 million and $0.81 per share compared to $467 million or $0.98 per share last year.

Calgary, Alberta (April 14, 2015) – Shaw Communications Inc. announced consolidated financial and operating results for the three and six months ended February 28, 2015. Consolidated revenue for the quarter and year-to-date period of $1.34 billion and $2.73 billion, respectively, was up 5% and 3% over the comparable periods last year. Total operating income before restructuring costs and amortization1 of $557 million improved 5% over the comparable quarter while the year-to-date amount of $1.16 billion improved 2% over the prior year.

Chief Executive Officer, Brad Shaw said, “The positive operating momentum continues across our businesses. We are seeing the financial and operational benefits of the restructuring we started last year as part of our multi-year Focus to Deliver initiative through a more focused and disciplined approach in executing on components of our strategy, enhancing our efficiency and growth potential while better serving the needs of customers and viewers.”

Free cash flow1 for the three and six month periods of $169 million and $362 million, respectively, compared to $158 million and $315 million for the same periods last year. The year-to-date improvement was primarily due to higher operating income before restructuring costs and amortization and lower capital investment.

Net income was $168 million or $0.34 per share for the quarter ended February 28, 2015 compared to $222 million or $0.46 per share for the same period last year. Net income for the six month period was $395 million or $0.81 per share compared to $467 million or $0.98 per share. The current periods included restructuring costs and higher amortization and net other costs and revenue, partially offset by improved operating income before restructuring costs and amortization and lower income taxes. In the prior year, the change in net other costs and revenue included the gain on sale of Historia and Series+ while the current year includes the equity loss of a joint venture offset by distributions received from a venture capital fund investment.

Effective September 1, 2014 Shaw’s Cable and Satellite business segments were strategically realigned to better serve and grow the customer bases and improve overall efficiency while enhancing its ability to grow as a leading network and content experience company. The previous Cable and Satellite segments were realigned into Consumer and Business Network Services, Media remains unchanged, and Business Infrastructure Services was created with the acquisition of ViaWest.

Brad Shaw continued, “We remain focused on continuous improvement and delivering an exceptional customer experience. During the quarter we announced a realignment of customer care operations in our Consumer division into centres of expertise to enhance customer service. All of our customer care operations will continue to be located in Canada and we look forward to continuing to provide our customers with the best and most consistent service possible.”

Revenue for the quarter in the Consumer division of $937 million and operating income before restructuring costs and amortization of $409 million were comparable to prior year amounts of $942 million and $408 million. On a year-to-date basis, revenue of $1.86 billion and operating income before restructuring costs and amortization of $814 million compared to $1.89 billion and $821 million in the prior year.

Business Network Services revenue of $129 million and $256 million for the three month and six month periods, respectively, improved from $119 million and $238 million in the same periods last year. Operating income before restructuring costs and amortization for the three and six month periods of $65 million and $126 million, respectively, increased compared to $59 million and $117 million in the same periods last year.

Business Infrastructure Services revenue for the three and six month periods was $60 million and $115 million, respectively. Operating income before restructuring costs and amortization was $25 million for the quarter and $46 million for the year-to-date period. For information purposes, and excluding the impact of foreign exchange, ViaWest is on track to achieve year-over-year low to mid-teen growth in revenue and operating income before restructuring costs and amortization.

Quarterly revenue in the Media division of $238 million and operating income before restructuring costs and amortization of $58 million were comparable to amounts in the prior year of $239 million and $61 million, respectively. On a year-to-date basis Media revenue declined over the prior year from $564 million to $545 million and operating income before restructuring costs and amortization of $177 million was down compared to $198 million last year.

Brad Shaw concluded, “As we move into the last half of the year we continue to be on track to deliver our fiscal year financial guidance. The new regulatory environment will not be without its challenges, but we support the Government’s direction and the Commission’s commitment to maximize choice for Canadians. Through our customer centric focus we will continue to move forward proactively, considering and creating innovative options to deliver choice and value to our customers.”

Shaw Communications Inc. is a diversified communications and media company, serving 3.2 million customers through a reliable and extensive fibre network. Shaw serves consumers with broadband Internet, WiFi, Digital Phone and Video products and services. Shaw Business Network Services provides business customers Internet, data, WiFi, telephony, Video and fleet tracking services. Shaw Business Infrastructure Services offers North American enterprises colocation, cloud and managed services through ViaWest. Shaw Media provides Canadians with engaging programming content through one of Canada’s largest conventional television networks, Global Television, and 19 specialty networks including HGTV Canada, Food Network Canada, HISTORY® and Showcase. Shaw is traded on the Toronto and New York stock exchanges and is included in the S&P/TSX 60 Index (Symbol: TSX – SJR.B, NYSE – SJR). For more information, please visit www.shaw.ca.

The accompanying Management’s Discussion and Analysis forms part of this news release and the “Caution Concerning Forward Looking Statements” applies to all forward-looking statements made in this news release.

For more information, please contact:

Shaw Investor Relations

Investor.relations@sjrb.ca

1	See definitions and discussion under Key Performance Drivers in MD&A.

Shaw Communications Inc.

MANAGEMENT’S DISCUSSION AND ANALYSIS

FEBRUARY 28, 2015

April 13, 2015

Certain statements in this report may constitute forward-looking statements. Included herein is a “Caution Concerning Forward-Looking Statements” section which should be read in conjunction with this report.

The following Management’s Discussion and Analysis (“MD&A”) should also be read in conjunction with the unaudited interim Consolidated Financial Statements and Notes thereto of the current quarter and the 2014 Annual MD&A included in the Company’s August 31, 2014 Annual Report including the Consolidated Financial Statements and the Notes thereto.

The financial information presented herein has been prepared on the basis of International Financial Reporting Standards (“IFRS”) for interim financial statements and is expressed in Canadian dollars unless otherwise indicated.

Effective September 1, 2014 Shaw’s Cable and Satellite business segments were strategically realigned to better serve and grow the customer bases and improve overall efficiency while enhancing its ability to grow as a leading network and content experience company. The previous Cable and Satellite segments were realigned into Consumer and Business Network Services, Media remains unchanged, and Business Infrastructure Services was created with the acquisition of ViaWest, Inc. (“ViaWest”).

Results of operations are reported in the following four segments:

Consumer – Provides Cable telecommunications services including Video, Internet, WiFi and Digital Phone, and Satellite Video, to Canadian consumers.

Business Network Services – Through a national fibre-optic backbone network, provides data networking, video, voice and Internet services as well as satellite Video services, and fleet tracking services to North American businesses and public sector entities.

Business Infrastructure Services - Provides data centre colocation, cloud and managed services to North American businesses.

Shaw Media - Provides Canadians with engaging programming content through one of Canada’s largest conventional television networks, Global Television, and 19 specialty networks.

Shaw Communications Inc.

CONSOLIDATED RESULTS OF OPERATIONS

SECOND QUARTER ENDING FEBRUARY 28, 2015

Selected Financial Highlights

	Three months ended February 28,			Six months ended February 28,
			Change			Change
($millions Cdn except per share amounts)	2015	2014	%	2015	2014	%
Operations:
Revenue	1,337	1,274	4.9	2,726	2,636	3.4
Operating income before restructuring costs and amortization (1)	557	528	5.5	1,163	1,136	2.4
Operating margin (1)	41.7%	41.4%	0.3	42.7%	43.1%	(0.4)
Funds flow from operations (2)	361	357	1.1	753	739	1.9
Net income	168	222	(24.3)	395	467	(15.4)
Per share data:
Earnings per share
Basic	0.34	0.46		0.81	0.98
Diluted	0.34	0.46		0.80	0.97
Weighted average participating shares outstanding during period (millions)	466	456		465	455

(1)	See definitions and discussion under Key Performance Drivers in MD&A.
(2)	Funds flow from operations is before changes in non-cash working capital balances related to operations as presented in the unaudited interim Consolidated Statements of Cash Flows.

Subscriber Highlights

		Growth
	Total	Three months ended February 28,		Six months ended February 28,
	February 28, 2015	2015	2014	2015	2014
Consumer and Business Network Services
Video - Cable	1,906,071	(35,967)	(20,758)	(51,558)	(50,377)
Video - Satellite	854,389	(8,254)	(1,405)	(26,234)	(10,728)
Internet	1,942,630	(1,819)	12,767	12,229	15,513
Digital phone lines	1,362,708	(12,027)	8,075	(12,626)	9,426

	6,065,798	(58,067)	(1,321)	(78,189)	(36,166)

Consolidated Overview

Consolidated revenue of $1.34 billion and $2.73 billion for the three and six month periods, respectively, improved approximately 4.9% and 3.4% over the comparable periods last year.

Revenue growth in Business Network Services and Business Infrastructure Services was partially reduced by revenue declines in the Consumer division and Shaw Media. The Business Network Services improvement was driven by customer growth and Business Infrastructure Services was due to the acquisition of ViaWest. The decline in Consumer was primarily due to higher promotional amounts and video subscriber losses and includes the impact of the implementation of the CRTC decision that mandated telecommunication providers could no longer require consumers to provide a minimum 30 day cancellation notice, the total of which was partially offset by rate adjustments. The decrease in Media was driven by reduced advertising revenues due to a general market softness combined with the impact of the disposition of Historia and Series+.

Shaw Communications Inc.

Consolidated operating income before restructuring costs and amortization of $557 million and $1.16 billion for the three and six month periods, respectively, improved 5.5% and 2.4% compared to $528 million and $1.14 billion last year. The improvement over the comparative quarter was due to growth in Business Network Services and the addition of Business Infrastructure Services with the acquisition of ViaWest. On a year-to-date basis, these improvements were partially offset by declines in Consumer and Media driven by the lower revenues.

The Company’s strategy is to balance financial results with maintenance of overall revenue generating units (“RGUs”). Consumer and Business Network Services, excluding named and wholesale customers, have 6.1 million RGUs – which represents the number of products sold to customers. During the quarter RGUs declined by 58,067 which included the impact of the CRTC decision eliminating the 30 day cancellation notice period. The one-time decline in RGUs related to implementing this decision is estimated to be approximately 35,000 in the quarter.

In 2014 the Company announced changes to the structure of its operating divisions to improve overall efficiency while enhancing its ability to grow as a leading network and content experience company. In connection with the restructuring of its operations, in the prior year the Company recorded $58 million primarily in respect of the approximate 400 management and non-customer facing roles which were affected by the organizational changes. The anticipated annual savings, net of hires to support the new structure, is approximately $50 million.

As part of Shaw’s multi-year Focus to Deliver initiative, during the current quarter the Company announced a realignment of its customer care operations into centres of expertise to enhance customer service and also continued its organizational structure realignment efforts, including further restructuring of certain functions within its Business Network Services division. In connection with the restructuring the Company recorded $38 million primarily related to severance and employee related costs in respect of the approximate 1,600 affected employees. The anticipated annual savings with respect to the call centre realignment and related operational efficiencies once fully complete, is approximately $25 million.

Most recently, the Media division announced organizational changes as it continues to reshape to best compete in the evolving media landscape. The evolution from a broadcaster to media organization reflects the focus to encompass all types of content across all platforms engaging and monetizing audiences in the rapidly changing industry.

Operating Canada’s largest WiFi network, Shaw continues to invest in Shaw Go WiFi providing users with carrier-grade Internet connectivity at approximately 60,000 hotspots. As at February 28, 2015 over 635,000 Internet customers were registered on the network connecting over 1.7 million devices, reflecting the value of the service to customers as they access content on-the-go, while avoiding potentially expensive cellular data charges.

During the quarter Shaw entered into a three-Games National Partnership with the Canada Games Council. The partnership saw Shaw being the Official Telecommunications Provider and a proud National Partner of the 2015 Canada Winter Games that were recently held in Prince George, BC., with the partnership covering the 2017 Canada Summer Games in Winnipeg, MB., and the 2019 Canada Winter Games in Red Deer, AB.

Shaw Communications Inc.

Net income was $168 million and $395 million for the three and six months ended February 28, 2015, respectively, compared to $222 million and $467 million for the same periods last year. The changes in net income are outlined in the table below.

	February 28, 2015 net income compared to:
	Three months ended		Six months ended
($millions Cdn)	November 30, 2014	February 28, 2014	February 28, 2014
Increased (decreased) operating income before restructuring costs and amortization (1)	(49)	29	27
Restructuring costs	(38)	(38)	(38)
Increased amortization	(7)	(25)	(51)
Increased interest expense	(3)	(4)	—
Change in net other costs and revenue (2)	29	(30)	(53)
Decreased income taxes	9	14	43

	(59)	(54)	(72)

(1)	See definitions and discussion under Key Performance Drivers in MD&A.
(2)	Net other costs and revenue includes business acquisition costs, gain on sale of media assets, accretion of long-term liabilities and provisions, debt retirement costs, equity loss of a joint venture and other gains (losses) as detailed in the unaudited interim Consolidated Statements of Income.

Basic earnings per share were $0.34 and $0.81 for the current quarter and year-to-date period, respectively, compared to $0.46 and $0.98 in the same periods last year. The current periods included restructuring costs and higher amortization and net other costs and revenue, partially offset by improved operating income before restructuring costs and amortization and lower income taxes. In the prior year, the change in net other costs and revenue included the gain on sale of Historia and Series+ while the current year includes the equity loss of a joint venture offset by distributions received from a venture capital fund investment.

Net income in the current quarter decreased $59 million compared to the first quarter of fiscal 2015 due to lower operating income before restructuring costs and amortization of $49 million, primarily due to the seasonality of the Media business, and the current quarter restructuring costs partially offset by improved net other costs and revenue due to distributions received from a venture capital fund investment.

Free cash flow of $169 million for the three month period improved from $158 million in the comparative quarter primarily due to higher operating income before restructuring costs and amortization partially offset by increased capital investment. Free cash flow for the year-to-date period of $362 million improved from $315 million last year primarily due to higher operating income before restructuring costs and amortization and lower capital spend that includes the benefits of strategic sourcing and focused management.

Key Performance Drivers

The Company’s continuous disclosure documents may provide discussion and analysis of non-IFRS financial measures. These financial measures do not have standard definitions prescribed by IFRS and therefore may not be comparable to similar measures disclosed by other companies. The Company’s continuous disclosure documents may also provide discussion and analysis of additional GAAP measures. Additional GAAP measures include line items, headings, and sub-totals included in the financial statements.

Shaw Communications Inc.

The Company utilizes these measures in making operating decisions and assessing its performance. Certain investors, analysts and others, utilize these measures in assessing the Company’s operational and financial performance and as an indicator of its ability to service debt and return cash to shareholders. The non-IFRS financial measures and additional GAAP measures have not been presented as an alternative to net income or any other measure of performance required by IFRS.

The following contains a listing of non-IFRS financial measures and additional GAAP measures used by the Company and provides a reconciliation to the nearest IFRS measure or provides a reference to such reconciliation.

Operating income before restructuring costs and amortization

Operating income before restructuring costs and amortization is calculated as revenue less operating, general and administrative expenses. It is intended to indicate the Company’s ongoing ability to service and/or incur debt, and therefore it is calculated before one-time items like restructuring costs, amortization (a non-cash expense) and interest. Operating income before restructuring costs and amortization is also one of the measures used by the investing community to value the business.

	Three months ended February 28,		Six months ended February 28,
($millions Cdn)	2015	2014	2015	2014
Operating income	292	326	678	740
Add back (deduct):
Restructuring costs	38	—	38	—
Amortization:
Deferred equipment revenue	(20)	(16)	(39)	(32)
Deferred equipment costs	41	34	81	66
Property, plant and equipment, intangibles and other	206	184	405	362

Operating income before restructuring costs and amortization	557	528	1,163	1,136

Shaw Communications Inc.

Operating margin

Operating margin is calculated by dividing operating income before restructuring costs and amortization by revenue.

Free cash flow

The Company utilizes this measure to assess the Company’s ability to repay debt and return cash to shareholders.

Free cash flow is calculated as operating income before restructuring costs and amortization, less interest, cash taxes paid or payable, capital expenditures (on an accrual basis and net of proceeds on capital dispositions and adjusted to exclude amounts funded through the accelerated capital fund) and equipment costs (net), adjusted to exclude share-based compensation expense, less cash amounts associated with funding the new and assumed CRTC benefit obligations related to the acquisition of Shaw Media as well as excluding non-controlling interest amounts that are consolidated in the operating income before restructuring costs and amortization, capital expenditure and cash tax amounts. Free cash flow also includes changes in receivable related balances with respect to customer equipment financing transactions as a cash item, and is adjusted for recurring cash funding of pension amounts net of pension expense. Dividends paid on the Company’s Cumulative Redeemable Rate Reset Preferred Shares are also deducted.

Free cash flow has not been reported on a segmented basis. Certain components of free cash flow, including operating income before restructuring costs and amortization, CRTC benefit obligation funding and non-controlling interest amounts, continue to be reported on a segmented basis. Capital expenditures and equipment costs (net) are reported on a combined basis for Consumer and Business Network Services due to the common infrastructure while Business Infrastructure Services and Media are separately reported. Other items, including interest and cash taxes, are not generally directly attributable to a segment, and are reported on a consolidated basis.

Accelerated capital fund

During the 2013 fiscal year, the Company established a notional fund, the accelerated capital fund, of up to $500 million with proceeds received, and to be received, from several strategic transactions. The accelerated capital initiatives are being funded through this fund and not cash generated from operations. Key investments include the completion of the Calgary internal data centre, further digitization of the network and additional bandwidth upgrades, development of IP delivery of video, expansion of the WiFi network, and additional innovative product offerings related to Shaw Go and other applications to provide an enhanced customer experience. It is expected up to $500 million will be invested in fiscal 2013, 2014 and 2015. Approximately $110 million was invested in fiscal 2013, $240 million was invested in fiscal 2014 and $150 million is expected to be invested in fiscal 2015.

Shaw Communications Inc.

Free cash flow is calculated as follows:

	Three months ended February 28,			Six months ended February28,
($millions Cdn)	2015	2014 (3)	Change %	2015	2014 (3)	Change %
Revenue
Consumer	937	942	(0.5)	1,864	1,887	(1.2)
Business Network Services	129	119	8.4	256	238	7.6
Business Infrastructure Services	60	—	n/a	115	—	n/a
Media	238	239	(0.4)	545	564	(3.4)

	1,364	1,300	4.9	2,780	2,689	3.4
Intersegment eliminations	(27)	(26)	3.8	(54)	(53)	1.9

	1,337	1,274	4.9	2,726	2,636	3.4

Operating income before restructuring costs and amortization (1)
Consumer	409	408	0.2	814	821	(0.9)
Business Network Services	65	59	10.2	126	117	7.7
Business Infrastructure Services	25	—	n/a	46	—	n/a
Media	58	61	(4.9)	177	198	(10.6)

	557	528	5.5	1,163	1,136	2.4

Capital expenditures and equipment costs (net):(2)
Consumer and Business Network Services	227	252	(9.9)	454	553	(17.9)
Business Infrastructure Services	27	—	n/a	39	—	n/a
Media	4	2	100.0	5	4	25.0

	258	254	1.6	498	557	(10.6)
Accelerated capital fund investment (1)	(29)	(45)	(35.6)	(59)	(108)	(45.4)

	229	209	9.6	439	449	(2.2)

Free cash flow before the following	328	319	2.8	724	687	5.4
Less:
Interest	(71)	(67)	6.0	(140)	(140)	—
Cash taxes	(82)	(77)	6.5	(180)	(180)	—
Other adjustments:
Non-cash share-based compensation	1	1	—	2	2	—
CRTC benefit obligation funding	(5)	(15)	(66.7)	(10)	(27)	(63.0)
Non-controlling interests	(5)	(7)	(28.6)	(13)	(17)	(23.5)
Pension adjustment	3	3	—	(21)	(11)	90.9
Customer equipment financing	4	5	(20.0)	7	8	(12.5)
Preferred share dividends	(4)	(4)	—	(7)	(7)	—

Free cash flow (1)	169	158	7.0	362	315	14.9

Operating margin (1)
Consumer	43.6%	43.3%	0.3	43.7%	43.5%	0.2
Business Network Services	50.4%	49.6%	0.8	49.2%	49.2%	—
Business Infrastructure Services	41.7%	—	n/a	40.0%	—	n/a
Media	24.4%	25.5%	(1.1)	32.5%	35.1%	(2.6)

(1)	See definitions and discussion under Key Performance Drivers in MD&A.
(2)	Per Note 3 to the unaudited interim Consolidated Financial Statements.
(3)	Restated to reflect the change in segment reporting whereby residential and enterprise services that were included in the Cable and Satellite segments are now realigned into new Consumer and Business Network Services segments.

Details on the accelerated capital fund and investment to date are as follows:

Estimated year of spend	2013	2014	2015	Total
($millions Cdn)
Fund Opening Balance	110	240	150	500
Accelerated capital investment	110	240	59	409

Fund Closing Balance, February 28, 2015	—	—	91	91

Shaw Communications Inc.

SUBSCRIBER STATISTICS

			Three months ended February 28,		Six months ended February 28,
	February 28, 2015	August 31, 2014	2015	2014	2015	2014
Consumer
Video – Cable	1,821,931	1,867,304	(33,450)	(19,352)	(45,373)	(46,167)
Video – Satellite	821,052	850,132	(10,708)	(7,531)	(29,080)	(18,782)
Internet	1,768,817	1,761,881	(4,443)	8,408	6,936	4,597
Phone	1,088,409	1,110,708	(16,614)	3,205	(22,299)	(983)

	5,500,209	5,590,025	(65,215)	(15,270)	(89,816)	(61,335)
Business Network Services
Video – Cable	84,140	90,325	(2,517)	(1,406)	(6,185)	(4,210)
Video – Satellite	33,337	30,491	2,454	6,126	2,846	8,054
Internet	173,813	168,520	2,624	4,359	5,293	10,916
Phone	274,299	264,626	4,587	4,870	9,673	10,409

	565,589	553,962	7,148	13,949	11,627	25,169

	6,065,798	6,143,987	(58,067)	(1,321)	(78,189)	(36,166)

CONSUMER

	Three months ended February 28,			Six months ended February 28,
($millions Cdn)	2015	2014	Change %	2015	2014	Change %
Revenue	937	942	(0.5)	1,864	1,887	(1.2)
Operating income before restructuring costs and amortization (1)	409	408	0.2	814	821	(0.9)

Operating margin (1)	43.6%	43.3%	0.3	43.7%	43.5%	0.2

(1)	See definitions and discussion under Key Performance Drivers in MD&A.

Operating Highlights

•	Revenue for the three month period declined marginally compared to the same period last year and operating income before restructuring costs and amortization was in line with the comparable period. The six month period amounts declined 1.2% and 0.9%, respectively, compared to last year.

•	During the quarter Consumer RGUs declined 65,215. Internet customers were down 4,443 to 1,768,817. Digital Phone lines decreased 16,614, Cable Video subscribers declined 33,450 and Satellite Video subscribers decreased 10,708. The declines in all product lines included the one-time impact of the CRTC’s decision that mandated telecommunication providers could no longer require customers to provide a minimum 30 day cancellation notice. It is estimated that approximately 35,000 of the quarterly RGUs loss is as a result of implementing this decision.

Consumer revenue for the three and six month periods of $937 million and $1.86 billion declined 0.5% and 1.2%, respectively, from the comparable periods last year. The impact of price adjustments and growth in Internet were offset by higher promotional costs, lower Video subscribers and the impact of the implementation of the CRTC decision eliminating the 30 day cancellation notice period, as well as lower On Demand revenues.

Shaw Communications Inc.

Operating income before restructuring costs and amortization for the quarter of $409 million was in line with the same period last year, while the year-to-date amount of $814 million was down 0.9%. The net revenue related decline along with increased expenses including programming amounts related to new services and higher rates as contracts renew, were offset by lower employee related expenses due to the prior year restructuring, reduced local programming improvement fund (“LPIF”) contributions due to the elimination of the fund in fiscal 2015 and lower various other expenditures.

Compared to the first quarter of fiscal 2015 revenue improved 1.1% primarily due to price adjustments and seasonally higher On Demand partially offset by increased promotional costs, lower Video subscribers and the impact of the implementation of the CRTC decision with respect to eliminating the 30 day cancellation notice period. Operating income before restructuring costs and amortization was up 1.0% as a result of the revenue related improvement combined with lower various other expenditures including sales and marketing costs the total of which was partially offset by higher programming amounts.

As highlighted previously, the current quarter included the impact of implementing the CRTC decision that mandated telecommunication providers could no longer require customers to provide a minimum 30 day cancellation notice. The reduction in revenue and operating income before restructuring costs and amortization for the 7.5 months impacting fiscal 2015 as a result of implementing this decision is approximately $13 million and $10 million, respectively.

During the quarter the Company announced the reorganization of its Consumer call centre operations around centres of expertise including technical service, sales and billing, loyalty care, technical field support, e-Care, payment solutions and satellite operations. The closure of the Edmonton contact centre and the downsizing of the Kelowna location will be completed in June with customer care roles realigned through expansions in Victoria, Vancouver, Winnipeg and Mississauga around centres of expertise. The reorganization is expected to be substantially complete in January 2016 when the Calgary call centre operations will close. Shaw is also consolidating six of its retail stores into neighbouring locations.

BUSINESS NETWORK SERVICES

	Three months ended February 28,			Six months ended February 28,
			Change			Change
($millions Cdn)	2015	2014	%	2015	2014	%
Revenue	129	119	8.4	256	238	7.6
Operating income before restructuring costs and amortization (1)	65	59	10.2	126	117	7.7

Operating margin (1)	50.4%	49.6%	0.8	49.2%	49.2%	—

(1)	See definitions and discussion under Key Performance Drivers in MD&A.

Operating Highlights

•	Revenue and operating income before restructuring costs and amortization for the quarter improved 8.4% and 10.2%, respectively, over the comparable period last year.

•	During the quarter Internet customers were up 2,624 to 173,813 and phone lines increased 4,587 to 274,299 while Video subscribers declined 2,517.

Shaw Communications Inc.

Revenue of $129 million and $256 million for the three and six month periods was up 8.4% and 7.6% respectively over the comparable periods last year primarily due to customer growth in both the small/medium and large enterprise markets.

Operating income before restructuring costs and amortization of $65 million and $126 million for the quarter and year-to-date periods improved 10.2% and 7.7%, respectively, over the same periods last year due to the higher revenue related amounts partially offset by various expense increases primarily from employee related amounts due to employee growth and annual merit increases.

Compared to the first quarter, revenue increased 1.6% mainly due to customer growth and rate adjustments. Operating income before restructuring costs and amortization increased 6.6% over the prior quarter primarily due to the revenue related growth and lower expenses including sales and marketing and various other.

BUSINESS INFRASTRUCTURE SERVICES

	Three months ended February 28,	Six months ended February 28,
($millions Cdn)	2015	2015
Revenue	60	115
Operating income before restructuring costs and amortization (1)	25	46

Operating margin (1)	41.7%	40.0%

(1)	See definitions and discussion under Key Performance Drivers in MD&A.

Operating Highlights

On September 2, 2014, the Company closed the acquisition of 100% of the shares of ViaWest, one of the largest privately held providers of data centre infrastructure, cloud technology and managed IT solutions in North America. Through the acquisition Shaw gained significant capabilities, scale and immediate expertise in the growing marketplace for enterprise data services.

Revenue for the three and six month periods was $60 million and $115 million, respectively while operating income before restructuring costs and amortization was $25 million and $46 million. Compared to the first quarter of this year, revenue and operating income before restructuring costs and amortization increased by 9% and 19%, respectively, due to customer growth. On a US dollar basis, the revenue and operating income before restructuring costs and amortization growth over the first quarter was almost 3% and 7%, respectively. For information purposes, and excluding the impact of foreign exchange, ViaWest is on track to achieve year-over-year low to mid-teen growth in revenue and operating income before restructuring costs and amortization.

Shaw Communications Inc.

MEDIA

	Three months ended February 28,			Six months ended February 28,
($millions Cdn)	2015	2014	Change %	2015	2014	Change %
Revenue	238	239	(0.4)	545	564	(3.4)
Operating income before restructuring costs and amortization (1)	58	61	(4.9)	177	198	(10.6)
Other adjustments:
CRTC benefit obligation funding	(5)	(15)	(66.7)	(10)	(27)	(63.0)
Non-controlling interests	(5)	(7)	(28.6)	(13)	(17)	(23.5)

Operating margin (1)	24.4%	25.5%	(1.1)	32.5%	35.1%	(2.6)

(1)	See definitions and discussion under Key Performance Drivers in MD&A.

Operating Highlights

Revenue and operating income before restructuring costs and amortization for the quarter was $238 million and $58 million compared to $239 million and $61 million last year. The revenue decline was primarily driven by lower airtime revenues due to a general market softness combined with the impact of the disposition of Historia and Series+. The decline in operating income before restructuring costs and amortization was due to the lower revenues combined with higher programming costs and other operating expenses including the impact of the loss of the LPIF in the current year.

For the six months ended February 28, 2015 revenue of $545 million and operating income before restructuring costs and amortization of $177 million compared to $564 million and $198 million last year, respectively. The revenue decline was primarily due to reduced advertising revenue on the Media’s specialty channels and the impact of the disposition in the prior year of Historia and Series+. Operating income before restructuring costs and amortization declined due to the net revenue decrease combined with higher programming costs, partially offset by lower operating expenses including employee related and various other. The prior year six month period benefited from $6 million related to Historia and Series+ and $6 million related to the distant signal retransmission royalty adjustment while the current year-to-date period included $8 million from transactions with shomi.

Compared to the first quarter of fiscal 2015, revenue and operating income before restructuring costs and amortization decreased $69 million and $61 million, respectively. The decreases were primarily due to the seasonality of the Media business, with higher advertising revenues in the first quarter driven by Fall Season premieres.

Global continued to deliver solid programming results in the quarter lead by audience favourites The Blacklist, NCIS, NCIS New Orleans, Hawaii Five-O, Chicago Fire and Elementary, with NCIS and NCIS New Orleans ranking in the Top 20 nationally and in the 4 major markets, while Hawaii Five-0 was the top ranked national show on Friday nights. Survivor launched Season 30 in February to over 2 million viewers winning the timeslot and the night across the major markets. Global National continues to grow audiences and Global News retained its leadership position in the western markets. Global National was recently recognized as Best National Newscast at the Canadian Screen Awards.

Shaw Communications Inc.

Media’s specialty portfolio continues to demonstrate strength in the specialty rankings improving its position in the Top 20 to 7 with Showcase as the top entertainment specialty channel in Canada. The digital portfolio continues to lead in the rankings with 6 of the Top 10, including National Geographic and Movie Time as the 1 and 2 ranked digital channels, with National Geographic ranking well within the Top 20 specialty channels in Canada. Shaw Media also holds 4 of the Top 10 specialty programs and 12 of the Top 20.

CAPITAL EXPENDITURES AND EQUIPMENT COSTS

	Three months ended February 28,			Six months ended February 28,
($millions Cdn)	2015	2014	Change %	2015	2014	Change %
Consumer and Business Network Services
New housing development	29	21	38.1	53	45	17.8
Success based	70	73	(4.1)	144	172	(16.3)
Upgrades and enhancements	75	95	(21.1)	141	197	(28.4)
Replacement	7	12	(41.7)	14	26	(46.2)
Buildings and other	46	51	(9.8)	102	113	(9.7)

Total as per Note 3 to the unaudited interim consolidated financial statements	227	252	(9.9)	454	553	(17.9)

Business Infrastructure Services
Total as per Note 3 to the unaudited interim consolidated financial statements	27	—	n/a	39	—	n/a

Media
Broadcast and transmission	4	—	n/a	4	1	>100.0
Buildings and other	—	2	(100.0)	1	3	(66.7)

Total as per Note 3 to the unaudited interim consolidated financial statements	4	2	100.0	5	4	25.0

Consolidated total as per Note 3 to the unaudited interim consolidated financial statements (1)	258	254	1.6	498	557	(10.6)

(1)	The three months and six months ended February 28, 2015 includes $29 million (2014 - $45 million) and $59 million (2014 - $108 million), respectively, related to certain capital investments that are being funded from the accelerated capital fund.

Capital investment was $258 million and $498 million in the current three and six month periods, respectively, and included $29 million and $59 million, respectively, of investment funded through the accelerated capital fund. Capital investment for the same periods last year was $254 million and $557 million and included $45 million and $108 million, respectively, of investment funded through the accelerated capital fund. The accelerated capital fund initiatives include continued investment on the new internal and external Calgary data centres, network capacity, next generation delivery systems, and expediting the WiFi infrastructure build.

Consumer and Business Network Services

Success-based capital in the three and six month periods of $70 million and $144 million, respectively, was $3 million and $28 million lower than the comparable periods last year. The decline was primarily due to reduced set top box activations for new and existing customers driven by the termination of the Satellite rental program, reduced costs related to the deployment of Video - Cable rental units, and lower gross customer additions. The current periods are also reflecting the benefits of strategic sourcing and reverse logistic improvements. These favourable variances were partially offset by higher WiFi modem purchases as Shaw invests in best-in-class in-home WiFi experiences.

Shaw Communications Inc.

Quarterly and year-to-date investment in Upgrades and enhancement and Replacement categories combined of $82 million and $155 million, respectively, declined $25 million and $68 million compared to the three and six month periods last year mainly due to timing of investment in the current year on next generation video delivery systems, along with lower spend in core networks for video, voice and mainline and drop upgrades. These favorable variances were partially offset by increased investment in fibre related projects and business customer premise electronics.

Investment in Buildings and other of $46 million and $102 million for the quarter and year-to-date period was down $5 million and $11 million, respectively, compared to the same periods last year. The decrease relates to lower current period spend on the new internal data centre and timing of investment on back office infrastructure upgrades, partially offset by higher Shaw Court refurbishment expenditures. The prior year included amounts related to certain corporate assets.

New housing development capital investment was up $8 million over each of the comparable three and six month periods. The increase was due to timing of spend on mainline expansion combined with bulk materials purchases.

Business Infrastructure Services

Capital investment of $27 million and $39 million for the quarter and year-to-date, respectively, is primarily related to growth related capital investment in core infrastructure and customer related equipment. The amounts include $5 million for the quarter and $6 million for the year-to-date period related to investment in Canada.

During the quarter ViaWest continued construction of its new facility in Hillsboro, Oregon and expects completion in the summer of 2015. In addition the Company has completed the design elements and started construction of a new flagship facility in Calgary, which is expected to be completed in early fall 2015. Each of these facilities will offer a comprehensive suite of infrastructure services, including collocation, cloud and other managed services.

Media

Capital investment continued on various projects in the quarter and included upgrading production equipment, infrastructure and facility investments.

OTHER INCOME AND EXPENSE ITEMS

Restructuring costs

During the current quarter the Company announced a realignment of its customer care operations in the Consumer division into centres of expertise to enhance customer service and also continued its organizational structure realignment efforts, including further restructuring of certain functions within its Business Network Services division. In connection with the restructuring the Company recorded $38 million primarily related to severance and employee related costs in respect of the approximate 1,600 affected employees.

Shaw Communications Inc.

Amortization

	Three months ended February 28,			Six months ended February 28,
($millions Cdn)	2015	2014	Change %	2015	2014	Change %
Amortization revenue (expense) -
Deferred equipment revenue	20	16	25.0	39	32	21.9
Deferred equipment costs	(41)	(34)	20.6	(81)	(66)	22.7
Property, plant and equipment, intangibles and other	(206)	(184)	12.0	(405)	(362)	11.9

Amortization of deferred equipment revenue and deferred equipment costs increased over the comparable periods due to the impact of the change in amortization period for amounts in respect of customer premise equipment in fiscal 2014, sales mix of equipment, timing and volume of sales as well as changes in customer pricing on certain equipment.

Amortization of property, plant and equipment, intangibles and other increased over the comparable periods due to the impact of the acquisition of ViaWest on September 2, 2014.

Amortization of financing costs and Interest expense

	Three months ended February 28,			Six months ended February 28,
($millions Cdn)	2015	2014	Change %	2015	2014	Change %
Amortization of financing costs – long-term debt	1	1	—	2	2	—
Interest expense	72	68	5.9	141	141	—

Interest expense increased over the comparable quarter due to the impact of debt assumed on the acquisition of ViaWest. On a year-to-date basis, the impact of ViaWest’s debt was offset by the combined impact of an overall reduced average cost of corporate borrowings and an increase in capitalized interest partially offset by a higher average debt level due to the drawdown of US $330 million on the Company’s credit facility to partially finance the acquisition.

Business acquisition costs

During the current year, the Company incurred $6 million of acquisition related costs for professional fees paid to lawyers, consultants and advisors in respect of the acquisition of ViaWest which closed September 2, 2014.

Accretion of long-term liabilities and provisions

The Company records accretion expense in respect of the discounting of certain long-term liabilities and provisions which are accreted to their estimated value over their respective terms. The expense is primarily in respect of CRTC benefit obligations.

Equity loss of a joint venture

During the three and six months ended February 28, 2015, the Company recorded an equity loss of $16 million and $29 million, respectively, related to its interest in shomi, the subscription video-on-demand service launched in early November. The equity loss includes amounts in respect of the development and launch of the business.

Shaw Communications Inc.

Other gains (losses)

This category generally includes realized and unrealized foreign exchange gains and losses on US dollar denominated current assets and liabilities, gains and losses on disposal of property, plant and equipment and minor investments, and the Company’s share of the operations of Burrard Landing Lot 2 Holdings Partnership (“Partnership”). In the current year, the category also includes a write-down of $3 million in respect of the property classified as held for sale and distributions of $27 million from a venture capital fund investment while the comparative year includes a refund of $5 million from the Canwest CCAA plan implementation fund.

Income taxes

Income taxes were lower in the current year mainly due to lower income before income taxes.

RISKS AND UNCERTAINTIES

The significant risks and uncertainties affecting the Company and its business are discussed in the Company’s August 31, 2014 Annual Report under the Introduction to the Business – Known Events, Trends, Risks and Uncertainties in Management’s Discussion and Analysis. Developments of note since then are as follows:

CRTC Hearing on the Future of Television – Let’s Talk TV

A series of decisions related to the CRTC’s “Let’s Talk TV” proceeding have introduced several changes to the regulatory framework governing distribution and programming undertakings. The most significant change requires licensed BDUs to: offer an entry level basic service at a maximum price of $25/month (not including equipment) and offer all discretionary services on a pick-and-pay basis or in small, reasonably priced packages by March 2016; and offer both pick-and-pay (all discretionary services) and small packages by December 2016. Other important changes include: an expanded “Wholesale Code” that will govern the commercial arrangements between BDUs, programming undertakings, and exempt digital media undertakings; and a new “Television Service Provider Code of Conduct” that is intended to empower Canadian consumers so they can make informed choices. These changes in the regulatory regime may adversely affect the Company’s business and operating results.

FINANCIAL POSITION

Total assets were $14.5 billion at February 28, 2015 compared to $13.2 billion at August 31, 2014. Following is a discussion of significant changes in the consolidated statement of financial position since August 31, 2014. The impact of the acquisition of ViaWest includes the ongoing effects of foreign exchange differences arising on translation of those U.S. operations subsequent to acquisition.

Current assets decreased $494 million due to decreases in cash of $501 million and inventories of $39 million partially offset by increases in accounts receivable and other current assets of $29 million and $14 million, respectively. Cash decreased primarily due to the acquisition of ViaWest while inventories were lower due to timing of equipment purchases and supply chain efficiencies. Accounts receivable increased due to higher advertising receivables due to timing

Shaw Communications Inc.

of collection as well as the impact of the acquisition of ViaWest. Other current assets also increased due to the acquisition of ViaWest as well as higher program rights and advances and timing of payment of certain expenditures including maintenance and support contracts.

Investments and other assets increased $48 million primarily due to the Company’s interest in shomi.

Property, plant and equipment increased $409 million due to the acquisition of ViaWest as well as current year capital investment exceeding amortization.

Intangibles and goodwill increased $1.2 billion due to the acquisition of ViaWest.

Current liabilities increased $251 million due to increases in accounts payable and accrued liabilities of $71 million, provisions of $17 million and current portion of long-term debt of $307 million partially offset by a decline in income taxes payable of $151 million. Accounts payable and accrued liabilities increased due to timing of payment and fluctuations in various payables including programming as well as the impact of the ViaWest acquisition while provisions increased due to the impact of restructuring activties. The current portion of long-term debt includes the $300 million variable rate senior notes which are due in February 2016 and amounts in respect of debt that was assumed on the acquisition of ViaWest. Income taxes payable decreased due to tax installment payments partially offset by the current year provision.

Long-term debt increased $576 million due to the assumption of debt on the acquisition of ViaWest and borrowings under the Company’s credit facility of US$330 million required to partially fund the acquisition partially offset by the reclassification of the variable rate senior notes to current liabilities.

Other long-term liabilities increased $23 million primarily due to actuarial losses recorded on employee benefit plans and current year pension expense partially offset by plan contributions.

Deferred income tax liabilities increased $30 million due to amounts arising on the acquisition of ViaWest partially offset by the current year income tax recovery.

Shareholders’ equity increased $331 million primarily due to increases in share capital of $191 million and retained earnings of $108 million and a decrease in accumulated other comprehensive loss of $47 million. Share capital increased due to the issuance of 7,081,212 Class B Non-Voting Shares under the Company’s option plan and Dividend Reinvestment Plan (“DRIP”). As of March 31, 2015, share capital is as reported at February 28, 2015 with the exception of the issuance of a total of 1,692,603 Class B Non-Voting Shares under the DRIP and upon exercise of options under the Company’s option plan. Retained earnings increased due to current year earnings of $382 million partially offset by dividends of $274 million. Accumulated other comprehensive loss decreased due to the net impact of exchange differences arising on the translation of ViaWest and the US denominated debt designated as a hedge of the Company’s net investment in those foreign operations partially offset by actuarial losses on employee benefit plans.

Shaw Communications Inc.

LIQUIDITY AND CAPITAL RESOURCES

In the current year, the Company generated $362 million of free cash flow. Shaw used its free cash flow along with cash of $501 million, borrowings of $361 million under its credit facility, proceeds on issuance of Class B Non-Voting Shares of $95 million and cash distributions from a venture capital fund and proceeds from sale of investments of $29 million to finance the $893 million acquisition of ViaWest, pay common share dividends of $177 million, fund the net working capital and inventory change of $95 million, make $81 million in financial investments, fund $59 million of accelerated capital spend, invest an additional net $28 million in program rights and pay $15 million of restructuring costs.

On December 5, 2014 Shaw received the approval of the TSX to renew its normal course issuer bid to purchase its Class B Non-Voting Shares for a further one year period. The Company is authorized to acquire up to 20,000,000 Class B Non-Voting Shares during the period from December 9, 2014 to December 8, 2015. No shares were repurchased under the previous normal course issuer bid which expired on December 8, 2014.

The Company issues Class B Non-Voting Shares from treasury under its DRIP which resulted in cash savings and incremental Class B Non-Voting Shares of $79 million during the six months ending February 28, 2015.

On March 30, 2015, the Company announced that a syndicate of lenders provided a term loan in the amount of US $395 million and a revolving credit facility of US $85 million for ViaWest. The facilities were used to repay the outstanding amounts under ViaWest’s prior credit facility and for ViaWest’s general corporate purposes. The term loan matures in March 2022 while the revolving credit facility matures in March 2020.

On December 22, 2014, the Company announced that it amended the terms of its $1 billion bank credit facility to extend the maturity date from January 2017 to December 2019. The facility is used for general corporate purposes.

Based on available credit facilities and forecasted free cash flow, the Company expects to have sufficient liquidity to fund operations and obligations during the current fiscal year. On a longer-term basis, Shaw expects to generate free cash flow and have borrowing capacity sufficient to finance foreseeable future business plans and refinance maturing debt.

CASH FLOW

Operating Activities

	Three months ended February 28,			Six months ended February 28,
($millions Cdn)	2015	2014	Change %	2015	2014	Change %
Funds flow from operations	361	357	1.1	753	739	1.9
Net change in non-cash working capital balances related to operations	81	54	50.0	(93)	82	>100.0

	442	411	7.5	660	821	(19.6)

Shaw Communications Inc.

Funds flow from operations increased over the comparable periods primarily due to increased operating income before restructuring costs and amortization, lower current income tax expense and a decline in CRTC benefit obligation funding partially offset by restructuring costs and differences in funding of defined benefit pension plans. The net change in non-cash working capital balances related to operations fluctuated over the comparative periods due to the timing of payment of current income taxes payable and accounts payable and accrued liabilities as well as fluctuations in accounts receivable.

Investing Activities

	Three months ended February 28,			Six months ended February 28,
($millions Cdn)	2015	2014	Increase	2015	2014	Increase
Cash flow used in investing activities	(246)	(118)	128	(1,415)	(464)	951

The cash used in investing activities increased over the comparative quarter due to the proceeds on the sale of Historia and Series+ which closed on January 1, 2014. On a year-to-date basis, the increase was also due to the acquisition of ViaWest and the net cash outlay in respect of investments, including shomi, in the current year partially offset by lower cash outlays for capital expenditures and inventory.

Financing Activities

The changes in financing activities during the comparative periods were as follows:

	Three months ended February 28,		Six months ended February 28,
($millions Cdn)	2015	2014	2015	2014
Bank loans and bank indebtedness – net borrowings	(50)	—	361	—
Repayments of ViaWest’s credit facility and finance lease obligations	(2)	—	(4)	—
Issuance of 4.35% senior unsecured notes	—	500	—	500
Issuance of floating rate senior unsecured notes	—	300	—	300
Redeem 6.5% senior unsecured notes	—	(600)	—	(600)
Repay 7.5% senior unsecured notes	—	—	—	(350)
Bank facility arrangement costs	(2)	—	(2)	—
Repay promissory note	—	(48)	—	(48)
Prepay Partnership mortgage	—	(19)	—	(19)
Partnership mortgage loan proceeds	—	40	—	40
Senior notes issuance costs	—	(4)	—	(4)
Debt retirement costs	—	(7)	—	(7)
Dividends	(92)	(86)	(184)	(170)
Issuance of Class B Non-Voting Shares	66	20	95	30
Distributions paid to non-controlling interests	(5)	(5)	(13)	(10)

	(85)	91	253	(338)

Shaw Communications Inc.

SUPPLEMENTARY QUARTERLY FINANCIAL INFORMATION

Quarter	Revenue	Operating income before restructuring costs and amortization (1)	Net income attributable to equity shareholders	Net income (2)	Basic earnings per share	Diluted earnings per share
($millions Cdn except per share amounts)
2015
Second	1,337	557	163	168	0.34	0.34
First	1,389	606	219	227	0.46	0.46
2014
Fourth	1,263	525	187	192	0.40	0.40
Third	1,342	601	219	228	0.47	0.47
Second	1,274	528	215	222	0.46	0.46
First	1,362	608	236	245	0.51	0.51
2013
Fourth	1,246	496	111	117	0.24	0.24
Third	1,326	585	239	250	0.52	0.52

(1)	See definition and discussion under Key Performance Drivers in MD&A.
(2)	Net income attributable to both equity shareholders and non-controlling interests

Quarterly revenue and operating income before restructuring costs and amortization are primarily impacted by the seasonality of the Media division and fluctuate throughout the year due to a number of factors including seasonal advertising and viewing patterns. Typically, the Media business has higher revenue in the first quarter driven by the fall launch of season premieres and high demand and the third quarter is impacted by season finales and mid season launches. Advertising revenue typically declines in the summer months of the fourth quarter when viewership is generally lower. The first quarter of the current year was also impacted by the addition of the new Business Infrastructure Services segment upon the acquisition of ViaWest on September 2, 2014.

In the second quarter of 2015, net income decreased $59 million due to lower operating income before restructuring costs and amortization of $49 million and restructuring expenses of $38 million partially offset by net other revenue items of $29 million due to distributions received from a venture capital fund. In the first quarter of 2015, net income increased $35 million due to higher operating income before restructuring costs and amortization of $81 million, partially offset by increases in amortization of $35 million and net other costs of $17 million. The increase in net other costs was primarily due to an equity loss of $13 million in respect of the Company’s 50% interest in shomi, a new subscription video-on-demand service launched in the first quarter. In the fourth quarter of 2014, net income decreased $36 million primarily due to lower operating income before restructuring costs and amortization of $76 million partially offset by the impact of the restructuring announced during the previous quarter. In the third quarter of 2014, net income increased $6 million due to higher operating income before restructuring costs and amortization of $73 million and lower interest and amortization expense totaling $25 million partially offset by restructuring expenses of $53 million and reduction in net other revenue items of $41 million. The reduction in net other revenue items was primarily due to the gain on sale of media assets of $49 million net of the $8 million of debt retirement costs recorded in the second quarter. In the second quarter of 2014, net income decreased $23 million due to lower operating income before restructuring costs and amortization of $80 million and increased amortization of $8 million partially offset by an improvement in net other non-operating items of $36 million and lower income tax expense of $24 million. In the first

Shaw Communications Inc.

quarter of 2014, net income increased $128 million due to increased operating income before restructuring costs and amortization of $112 million, a reduction in net non-operating items of $21 million and lower amortization of $29 million partially offset by higher income taxes of $36 million. The reduction in amortization was due to changes in estimated useful lives of certain property, plant and equipment as well as a change in the amortization period for deferred equipment revenue and the associated deferred equipment costs. Net other non-operating items decreased due to a refund of $5 million in respect of excess money from the Canwest CCAA plan implementation fund received in the first quarter and the write-down of a real estate property of $14 million in the fourth quarter. In the fourth quarter of 2013, net income decreased $133 million due to decreased operating income before restructuring costs and amortization of $89 million and reduction in net other revenue items of $67 million partially offset by lower income taxes of $34 million. The reduction in net other revenue items was mainly due to the gain on sale of Mountain Cable of $50 million recorded in the third quarter and aforementioned write-down in the fourth quarter. As a result of the aforementioned changes in net income, basic and diluted earnings per share have trended accordingly.

ACCOUNTING STANDARDS

Update to critical accounting policies and estimates

The MD&A included in the Company’s August 31, 2014 Annual Report outlined critical accounting policies, including key estimates and assumptions, that management has made under these policies and how they affect the amounts reported in the Consolidated Financial Statements. The MD&A also describes significant accounting policies where alternatives exist. The condensed interim consolidated financial statements follow the same accounting policies and methods of application as the most recent annual consolidated financial statements other than as set out below.

Adoption of accounting policies for ViaWest

The Company has adopted the following accounting policies in respect of ViaWest.

Foreign currency translation

The functional currency of ViaWest is US dollars. Assets and liabilities, including goodwill and fair value adjustments arising on acquisition, are translated into Canadian dollars using the foreign exchange rate at the end of the reporting period. Revenue and expenses are translated using average foreign exchange rates, which approximate the foreign exchange rates on the dates of the transactions. Foreign exchange differences arising on translation are included in other comprehensive income/loss and accumulated in equity.

Shaw Communications Inc.

Hedging

The acquisition of ViaWest was partially funded by the drawdown of US $330 million on the Company’s credit facility. The Company has designated this US denominated bank debt as a hedge of its net investment in ViaWest. Unrealized gains and losses arising from translation of the US denominated bank debt are included in other comprehensive income/loss and accumulated in equity.

Revenue

ViaWest earns colocation revenue as a result of providing data centre services to customers at its data centres. Colocation revenue is recognized on a straight-line line basis over the term of the customer contract. Other services revenue, including managed infrastructure revenue, is recognized as the services are provided. Initial setup fees related to the installation of services are deferred and recognized into income on a straight-line basis over the term of the customer contract. Direct costs related to the installation of services, to the extent of the initial setup fee revenue, are also deferred and recognized as an operating expense over the same period.

Operating leases

Rent expense for real estate leases that have escalating lease payments is recorded on a straight-line basis over the term of the lease. The difference between the expense recorded and the amount paid is recorded as deferred rent and included in deferred credits in the statement of financial position.

Finance leases

Leases of property and equipment that transfer substantially all the risks and rewards of ownership are classified as finance leases. Finance leases are capitalised at the commencement of the lease at the fair value of the leased property or, if lower, at the present value of the minimum lease payments. Lease payments are apportioned between interest expense and reduction of the lease liability. The property and equipment acquired under finance leases is depreciated over the shorter of the useful life of the asset and the lease term.

Adoption of recent accounting pronouncements

The adoption of the following standard effective September 1, 2014 had no impact on the Company’s consolidated financial statements.

•	IFRIC 21, Levies, provides guidance on when to recognize a financial liability imposed by a government, if the levy is accounted for in accordance with IAS 37, Provisions, Contingent Liabilities and Contingent Assets, or where the timing and amount of the levy is certain.

Shaw Communications Inc.

2015 GUIDANCE

With respect to 2015 guidance the Company expects consolidated operating income before restructuring costs and amortization growth to range from 5% to 7% with the inclusion of ViaWest which is expected to contribute approximately US$85 million. Increased capital investment (excluding amounts funded through the accelerated capital fund) is anticipated as the Company continues to enhance its network, provide innovative product offerings and expand the ViaWest footprint. Combined with higher interest related to the ViaWest acquisition and increased cash taxes, free cash flow is expected to exceed $650 million.

Certain important assumptions for 2015 guidance purposes include: stable customer base; stable pricing environment for Shaw’s products relative to current rates; no significant market disruption or other significant changes in economic conditions, competition or regulation that would have a material impact; stable advertising demand and rates; and a stable regulatory environment.

See the following section entitled “Caution Concerning Forward-Looking Statements”.

CAUTION CONCERNING FORWARD-LOOKING STATEMENTS

Statements included in this MD&A that are not historic constitute “forward-looking statements” within the meaning of applicable securities laws. Such statements include, but are not limited to, statements about future capital expenditures, asset dispositions, financial guidance for future performance, business strategies and measures to implement strategies, competitive strengths, expansion and growth of Shaw’s business and operations and other goals and plans. They can generally be identified by words such as “anticipate”, “believe”, “expect”, “plan”, “intend”, “target”, “goal” and similar expressions (although not all forward-looking statements contain such words). All of the forward-looking statements made in this report are qualified by these cautionary statements.

Forward-looking statements are based on assumptions and analyses made by Shaw in light of its experience and its perception of historical trends, current conditions and expected future developments as well as other factors it believes are appropriate in the circumstances as of the current date. These assumptions include, but are not limited to, general economic conditions, interest and exchange rates, technology deployment, content and equipment costs, industry structure, conditions and stability, government regulation and the integration of recent acquisitions. Many of these assumptions are confidential.

You should not place undue reliance on any forward-looking statements. Many factors, including those not within Shaw’s control, may cause Shaw’s actual results to be materially different from the views expressed or implied by such forward-looking statements, including, but not limited to, general economic, market and business conditions; changes in the competitive environment in the markets in which Shaw operates and from the development of new markets for emerging technologies; industry trends and other changing conditions in the entertainment, information and communications industries; Shaw’s ability to execute its strategic plans; opportunities that may be presented to and pursued by Shaw; changes in laws, regulations and decisions by regulators that affect Shaw or the markets in which it operates; Shaw’s status as a holding company with separate operating subsidiaries; and other factors

Shaw Communications Inc.

referenced in this report under the heading “Risks and Uncertainties”. The foregoing is not an exhaustive list of all possible factors. Should one or more of these risks materialize, or should assumptions underlying the forward-looking statements prove incorrect, actual results may vary materially from those described herein.

The Company provides certain financial guidance for future performance as the Company believes that certain investors, analysts and others utilize this and other forward-looking information in order to assess the Company’s expected operational and financial performance and as an indicator of its ability to service debt and return cash to shareholders. The Company’s financial guidance may not be appropriate for this or other purposes.

Any forward-looking statement speaks only as of the date on which it was originally made and, except as required by law, Shaw expressly disclaims any obligation or undertaking to disseminate any updates or revisions to any forward-looking statement to reflect any change in related assumptions, events, conditions or circumstances.

Shaw Communications Inc.

CONSOLIDATED STATEMENTS OF FINANCIAL POSITION

(unaudited)

[millions of Canadian dollars]	February 28, 2015	August 31, 2014
ASSETS
Current
Cash	136	637
Accounts receivable	522	493
Inventories	80	119
Other current assets	87	73
Derivative	6	—
Asset held for sale [notes 11 and 13]	8	11

	839	1,333
Investments and other assets [note 11]	108	60
Property, plant and equipment	4,061	3,652
Other long-term assets	275	283
Deferred income tax assets	25	26
Intangibles	7,676	7,198
Goodwill	1,469	698

	14,453	13,250

LIABILITIES AND SHAREHOLDERS’ EQUITY
Current
Accounts payable and accrued liabilities	899	828
Provisions	61	44
Income taxes payable	190	341
Unearned revenue	190	183
Current portion of long-term debt [notes 6, 11 and 14]	307	—

	1,647	1,396
Long-term debt [notes 6, 11 and 14]	5,266	4,690
Other long-term liabilities	274	251
Provisions	10	9
Deferred credits	853	862
Deferred income tax liabilities	1,135	1,105

	9,185	8,313
Shareholders’ equity [notes 7 and 9]
Common and preferred shareholders	5,033	4,702
Non-controlling interests in subsidiaries	235	235

	5,268	4,937

	14,453	13,250

See accompanying notes

Shaw Communications Inc.

CONSOLIDATED STATEMENTS OF INCOME

(unaudited)

	Three months ended February 28,		Six months ended February 28,
[millions of Canadian dollars except per share amounts]	2015	2014	2015	2014
Revenue [note 3]	1,337	1,274	2,726	2,636
Operating, general and administrative expenses [note 5]	(780)	(746)	(1,563)	(1,500)
Restructuring costs [notes 5 and 12]	(38)	—	(38)	—
Amortization:
Deferred equipment revenue	20	16	39	32
Deferred equipment costs	(41)	(34)	(81)	(66)
Property, plant and equipment, intangibles and other	(206)	(184)	(405)	(362)

Operating income	292	326	678	740
Amortization of financing costs – long-term debt	(1)	(1)	(2)	(2)
Interest expense [note 3]	(72)	(68)	(141)	(141)
Business acquisition costs	—	—	(6)	—
Gain on sale of media assets	—	49	—	49
Accretion of long-term liabilities and provisions	(1)	(1)	(2)	(3)
Debt retirement costs	—	(8)	—	(8)
Equity loss of a joint venture	(16)	—	(29)	—
Other gains (losses) [note 13]	23	(4)	20	(2)

Income before income taxes	225	293	518	633
Current income tax expense [note 3]	79	80	169	187
Deferred income tax recovery	(22)	(9)	(46)	(21)

Net income	168	222	395	467

Net income attributable to:
Equity shareholders	163	215	382	451
Non-controlling interests in subsidiaries	5	7	13	16

	168	222	395	467

Earnings per share [note 8]
Basic	0.34	0.46	0.81	0.98
Diluted	0.34	0.46	0.80	0.97

See accompanying notes

Shaw Communications Inc.

CONSOLIDATED STATEMENTS OF COMPREHENSIVE INCOME

(unaudited)

	Three months ended February 28,		Six months ended February 28,
[millions of Canadian dollars]	2015	2014	2015	2014
Net income	168	222	395	467
Other comprehensive income (loss) [note 9]
Items that may subsequently be reclassified to income:
Change in unrealized fair value of derivatives designated as cash flow hedges	5	2	6	3
Adjustment for hedged items recognized in the period	(1)	(1)	(1)	(2)
Unrealized loss on available-for-sale investment	1	(1)	(1)	(1)
Exchange differences on translation of a foreign operation	87	—	130	—
Exchange differences on US denominated debt hedging a foreign operation	(35)	—	(52)	—

	57	—	82	—
Items that will not be subsequently be reclassified to income:
Remeasurements on employee benefit plans	(35)	—	(35)	—

	22	—	47	—

Comprehensive income	190	222	442	467

Comprehensive income attributable to:
Equity shareholders	185	215	429	451
Non-controlling interests in subsidiaries	5	7	13	16

	190	222	442	467

See accompanying notes

Shaw Communications Inc.

CONSOLIDATED STATEMENTS OF CHANGES IN SHAREHOLDERS’ EQUITY

(unaudited)

Six months ended February 28, 2015

	Attributable to equity shareholders
[millions of Canadian dollars]	Share capital	Contributed surplus	Retained earnings	Accumulated other comprehensive loss	Total	Equity attributable to non- controlling interests	Total equity
Balance as at September 1, 2014	3,182	64	1,589	(133)	4,702	235	4,937
Net income	—	—	382	—	382	13	395
Other comprehensive income	—	—	—	47	47	—	47

Comprehensive income	—	—	382	47	429	13	442
Dividends	—	—	(195)	—	(195)	—	(195)
Dividend reinvestment plan	79	—	(79)	—	—	—	—
Shares issued under stock option plan	112	(17)	—	—	95	—	95
Share-based compensation	—	2	—	—	2	—	2
Distributions declared by subsidiaries to non-controlling interests	—	—	—	—	—	(13)	(13)

Balance as at February 28, 2015	3,373	49	1,697	(86)	5,033	235	5,268

Six months ended February 28, 2014

	Attributable to equity shareholders
[millions of Canadian dollars]	Share capital	Contributed surplus	Retained earnings	Accumulated other comprehensive loss	Total	Equity attributable to non- controlling interests	Total equity
Balance as at September 1, 2013	2,955	72	1,242	(87)	4,182	231	4,413
Net income	—	—	451	—	451	16	467
Other comprehensive income	—	—	—	—	—	—	—

Comprehensive income	—	—	451	—	451	16	467
Dividends	—	—	(180)	—	(180)	—	(180)
Dividend reinvestment plan	69	—	(69)	—	—	—	—
Shares issued under stock option plan	35	(5)	—	—	30	—	30
Share-based compensation	—	2	—	—	2	—	2
Distributions declared by subsidiaries to non-controlling interests	—	—	—	—	—	(10)	(10)

Balance as at February 28, 2014	3,059	69	1,444	(87)	4,485	237	4,722

Shaw Communications Inc.

CONSOLIDATED STATEMENTS OF CASH FLOWS

(unaudited)

	Three months ended February 28,		Six months ended February 28,
[millions of Canadian dollars]	2015	2014	2015	2014
OPERATING ACTIVITIES
Funds flow from operations [note 10]	361	357	753	739
Net change in non-cash working capital balances related to operations	81	54	(93)	82

	442	411	660	821

INVESTING ACTIVITIES
Additions to property, plant and equipment [note 3]	(218)	(215)	(439)	(488)
Additions to equipment costs (net) [note 3]	(16)	(11)	(35)	(36)
Additions to other intangibles [note 3]	(12)	(18)	(35)	(37)
Net reduction (addition) to inventories	22	(3)	39	(32)
Proceeds on sale of media assets	—	139	—	139
Business acquisition, net of cash acquired [note 4]	—	—	(893)	—
Additions to investments and other assets	(51)	(10)	(81)	(10)
Distributions received and proceeds from sale of investments	29	—	29	—

	(246)	(118)	(1,415)	(464)

FINANCING ACTIVITIES
Increase in long-term debt	—	840	411	840
Debt repayments	(52)	(619)	(54)	(969)
Debt retirement costs	—	(7)	—	(7)
Senior notes issuance costs	—	(4)	—	(4)
Bank credit facility arrangement costs	(2)	—	(2)	—
Repayment of promissory note	—	(48)	—	(48)
Issue of Class B Non-Voting Shares [note 7]	66	20	95	30
Dividends paid on Class A Shares and Class B Non-Voting Shares	(88)	(82)	(177)	(163)
Dividends paid on Preferred Shares	(4)	(4)	(7)	(7)
Distributions paid to non-controlling interests in subsidiaries	(5)	(5)	(13)	(10)

	(85)	91	253	(338)

Effect of currency translation on cash balances	1	—	1	—

Increase (decrease) in cash	112	384	(501)	19
Cash, beginning of the period	24	57	637	422

Cash, end of the period	136	441	136	441

Shaw Communications Inc.

NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

(unaudited)

February 28, 2015 and 2014

[all amounts in millions of Canadian dollars, except share and per share amounts]

1.	CORPORATE INFORMATION

Shaw Communications Inc. (the “Company”) is a diversified Canadian communications company whose core operating business is providing: Cable telecommunications and Satellite video services to residential customers (“Consumer”); data networking, Cable telecommunications, Satellite video and fleet tracking services to businesses and public sector entities (“Business Network Services”); data centre colocation, cloud technology and managed IT solutions to businesses (“Business Infrastructure Services”); and programming content (“Media”). The Company’s shares are listed on the Toronto and New York Stock Exchanges.

2.	BASIS OF PRESENTATION AND ACCOUNTING POLICIES

Statement of compliance

These condensed interim consolidated financial statements of the Company have been prepared in accordance with International Financial Reporting Standards (“IFRS”) and in compliance with International Accounting Standard (“IAS”) 34 Interim Financial Reporting as issued by the International Accounting Standards Board (“IASB”).

The condensed interim consolidated financial statements of the Company for the three and six months ended February 28, 2015 were authorized for issue by the Audit Committee on April 13, 2015.

Basis of presentation

These condensed interim consolidated financial statements have been prepared primarily under the historical cost convention except as detailed in the significant accounting policies disclosed in the Company’s consolidated financial statements for the year ended August 31, 2014 and are expressed in millions of Canadian dollars unless otherwise indicated. The condensed interim consolidated statements of income are presented using the nature classification for expenses.

The notes presented in these condensed interim consolidated financial statements include only significant events and transactions occurring since the Company’s last fiscal year end and are not fully inclusive of all matters required to be disclosed by IFRS in the Company’s annual consolidated financial statements. As a result, these condensed interim consolidated financial statements should be read in conjunction with the Company’s consolidated financial statements for the year ended August 31, 2014.

The condensed interim consolidated financial statements follow the same accounting policies and methods of application as the most recent annual consolidated financial statements except as noted below.

Adoption of accounting policies for ViaWest, Inc. (“ViaWest”)

The Company has adopted the following accounting policies in respect of ViaWest.

Foreign currency translation

The functional currency of ViaWest is US dollars. Assets and liabilities, including goodwill and fair value adjustments arising on acquisition, are translated into Canadian dollars using the foreign exchange rate at the end of the reporting period. Revenue and expenses are translated using average foreign exchange rates, which approximate the foreign exchange rates on the dates of the transactions. Foreign exchange differences arising on translation are included in other comprehensive income/loss and accumulated in equity.

Shaw Communications Inc.

NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

(unaudited)

February 28, 2015 and 2014

[all amounts in millions of Canadian dollars, except share and per share amounts]

Hedging

The acquisition of ViaWest was partially funded by the drawdown of US $330 on the Company’s credit facility. The Company has designated this US denominated bank debt as a hedge of its net investment in ViaWest. Unrealized gains and losses arising from translation of the US denominated bank debt are included in other comprehensive income/loss and accumulated in equity.

Revenue

ViaWest earns colocation revenue as a result of providing data centre services to customers at its data centres. Colocation revenue is recognized on a straight-line line basis over the term of the customer contract. Other services revenue, including managed infrastructure revenue, is recognized as the services are provided. Initial setup fees related to the installation of services are deferred and recognized into income on a straight-line basis over the term of the customer contract. Direct costs related to the installation of services, to the extent of the initial setup fee revenue, are also deferred and recognized as an operating expense over the same period.

Operating leases

Rent expense for real estate leases that have escalating lease payments is recorded on a straight-line basis over the term of the lease. The difference between the expense recorded and the amount paid is recorded as deferred rent and included in deferred credits in the statement of financial position.

Finance leases

Leases of property and equipment that transfer substantially all the risks and rewards of ownership are classified as finance leases. Finance leases are capitalised at the commencement of the lease at the fair value of the leased property or, if lower, at the present value of the minimum lease payments. Lease payments are apportioned between interest expense and reduction of the lease liability. The property and equipment acquired under finance leases is depreciated over the shorter of the useful life of the asset and the lease term.

Adoption of recent accounting pronouncements

The adoption of the following standard effective September 1, 2014 had no impact on the Company’s consolidated financial statements.

•	IFRIC 21, Levies, provides guidance on when to recognize a financial liability imposed by a government, if the levy is accounted for in accordance with IAS 37, Provisions, Contingent Liabilities and Contingent Assets, or where the timing and amount of the levy is certain.

3.	BUSINESS SEGMENT INFORMATION

The Company’s chief operating decision makers are the CEO, COO and CFO and they review the operating performance of the Company by segments which comprise Consumer, Business Network Services, Business Infrastructure Services and Media. The chief operating decision makers utilize operating income before restructuring costs and amortization for each segment as a key measure in making operating decisions and assessing performance. As a result of the restructuring undertaken in the prior year, the Company reorganized its residential and enterprise services, previously included in the Cable and Satellite segments, into Consumer and Business Network Services segments, respectively with no change to the Media operating segment. The Consumer division provides Cable telecommunications services including Video, Internet, WiFi and Digital Phone, and Satellite Video, to Canadian consumers. The Business Network Services segment provides data networking, video, voice and Internet services through a national fibre-optic backbone network and also provides satellite Video services, and fleet tracking services to North American businesses and public sector entities. Comparative results have been restated to reflect

Shaw Communications Inc.

NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

(unaudited)

February 28, 2015 and 2014

[all amounts in millions of Canadian dollars, except share and per share amounts]

the new business segments. The Business Infrastructure Services segment was created with the acquisition of ViaWest on September 2, 2014, and provides data centre colocation, cloud and managed services to North American businesses. The Media division provides programming content and its operating results are affected by seasonality and fluctuate throughout the year due to a number of factors including seasonal advertising and viewing patterns. As such, operating results for an interim period should not be considered indicative of full fiscal year performance. In general, advertising revenues are higher during the first quarter and lower during the fourth quarter and expenses are incurred more evenly throughout the year. All of the Company’s reportable segments are substantially located in Canada with the exception of ViaWest which is located in the United States. Information on operations by segment is as follows:

Operating information

	Three months ended February 28,		Six months ended February 28,
	2015	2014	2015	2014
	$	$	$	$
Revenue
Consumer	937	942	1,864	1,887
Business Network Services	129	119	256	238
Business Infrastructure Services	60	—	115	—
Media	238	239	545	564

	1,364	1,300	2,780	2,689
Intersegment eliminations	(27)	(26)	(54)	(53)

	1,337	1,274	2,726	2,636

Operating income before restructuring costs and amortization
Consumer	409	408	814	821
Business Network Services	65	59	126	117
Business Infrastructure Services	25	—	46	—
Media	58	61	177	198

	557	528	1,163	1,136
Restructuring costs	(38)	—	(38)	—
Amortization	(227)	(202)	(447)	(396)

Operating income	292	326	678	740

Interest
Operating	71	67	140	140
Other/non-operating	1	1	1	1

	72	68	141	141

Current taxes
Operating	82	77	180	180
Other/non-operating	(3)	3	(11)	7

	79	80	169	187

Shaw Communications Inc.

NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

(unaudited)

February 28, 2015 and 2014

[all amounts in millions of Canadian dollars, except share and per share amounts]

Capital expenditures

	Three months ended February 28,		Six months ended February 28,
	2015	2014	2015	2014
	$	$	$	$
Capital expenditures accrual basis (1)
Consumer and Business Network Services (2)	207	237	412	510
Business Infrastructure Services	27	—	39	—
Media	4	2	5	4

	238	239	456	514

Equipment costs (net of revenue)
Consumer and Business Network Services	20	15	42	43

Capital expenditures and equipment costs (net)
Consumer and Business Network Services	227	252	454	553
Business Infrastructure Services	27	—	39	—
Media	4	2	5	4

	258	254	498	557

Reconciliation to Consolidated Statements of Cash Flows
Additions to property, plant and equipment	218	215	439	488
Additions to equipment costs (net)	16	11	35	36
Additions to other intangibles	12	18	35	37

Total of capital expenditures and equipment costs (net) per
Consolidated Statements of Cash Flows	246	244	509	561
Increase (decrease) in working capital and other liabilities related to capital expenditures	8	6	(17)	(5)
Decrease in customer equipment financing receivables	4	4	7	7
Less: Proceeds on disposal of property, plant and equipment	—	—	—	(5)
Less: Satellite equipment profit (2)	—	—	(1)	(1)

Total capital expenditures and equipment costs (net) reported by segments	258	254	498	557

(1)	The three and six months ended February 28, 2015 include $29 (2014 - $45) and $59 (2014 - $108), respectively, related to certain capital investments that are being funded from the accelerated capital fund.
(2)	The profit from the sale of satellite equipment is subtracted from the calculation of segmented capital expenditures and equipment costs (net) as the Company views the profit on sale as a recovery of expenditures on customer premise equipment.

Shaw Communications Inc.

NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

(unaudited)

February 28, 2015 and 2014

[all amounts in millions of Canadian dollars, except share and per share amounts]

4.	BUSINESS ACQUISITION

On September 2, 2014, the Company closed the acquisition of 100% of the shares of ViaWest for an enterprise value of US $1.2 billion which was funded through a combination of cash on hand, assumption of ViaWest debt and a drawdown of US $330 on the Company’s credit facility. The ViaWest acquisition provides the Company with a growth platform in the North American data centre sector and is another step in expanding technology offerings for mid-market enterprises in Western Canada. The operating results of ViaWest are included in the Company’s consolidated financial statements from the date of acquisition.

In connection with the transaction, the Company incurred $4 of acquisition related costs in fiscal 2014 for professional fees paid to lawyers, consultants and advisors. During the current year, the Company incurred additional acquisition related costs of $6.

The purchase consideration consisted of $898 of cash and issuance of share-based compensation of $8. The purchase equation is preliminary pending finalization of valuation of net assets acquired. A summary of net assets and preliminary allocation of consideration is as follows:

$
Net assets acquired at assigned fair values
Cash and cash equivalents	5
Receivables	10
Other current assets	5
Property and equipment	311
Other long-term assets	2
Intangibles (1)	404
Goodwill, not deductible for tax (2)	674

1,411
Current liabilities	16
Current debt (3)	7
Deferred income taxes	76
Long-term debt (3)	406

906

(1)	Intangibles include a trade name, customer relationships and software assets.
(2)	Goodwill comprises the value of upside and expansion potential due to industry growth expectations and demand for data centre services as well as a strong management team and an assembled workforce. Goodwill increased $97 during the six month period due to translation using the period end foreign exchange rate.
(3)	Current and long-term debt is comprised of amounts outstanding under ViaWest’s credit facility, finance lease obligations in respect of certain equipment and amounts owing to landlords in respect of financing leasehold improvements.

Shaw Communications Inc.

NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

(unaudited)

February 28, 2015 and 2014

[all amounts in millions of Canadian dollars, except share and per share amounts]

5.	OPERATING, GENERAL AND ADMINISTRATIVE EXPENSES AND RESTRUCTURING COSTS

	Three months ended February 28,		Six months ended February 28,
	2015	2014	2015	2014
	$	$	$	$
Employee salaries and benefits	276	225	510	456
Purchases of goods and services	542	521	1,091	1,044

	818	746	1,601	1,500

6.	LONG-TERM DEBT

	February 28, 2015			August 31, 2014
	Long-term debt at amortized cost	Adjustment for finance costs	Long-term debt repayable at maturity	Long-term debt at amortized cost	Adjustment for finance costs	Long-term debt repayable at maturity
	$	$	$	$	$	$
Corporate
Bank loans (1)	413	—	413	—	—	—
Cdn fixed rate senior notes-
6.15% due May 9, 2016	298	2	300	298	2	300
5.70% due March 2, 2017	399	1	400	398	2	400
5.65% due October 1, 2019	1,245	5	1,250	1,244	6	1,250
5.50% due December 7, 2020	497	3	500	497	3	500
4.35% due January 31, 2024	497	3	500	497	3	500
6.75% due November 9, 2039	1,417	33	1,450	1,417	33	1,450

	4,766	47	4,813	4,351	49	4,400
Cdn variable rate senior notes-
Due February 1, 2016	299	1	300	299	1	300

	5,065	48	5,113	4,650	50	4,700
Other
ViaWest – credit facility (2)	436	—	436	—	—	—
ViaWest – other (3)	32	—	32	—	—	—
Burrard Landing Lot 2 Holdings Partnership	40	—	40	40	—	40

Total consolidated debt	5,573	48	5,621	4,690	50	4,740
Less current portion (4)	307	1	308	—	—	—

	5,266	47	5,313	4,690	50	4,740

(1)	Bank loans include borrowings of USD $330. During the quarter, the Company amended the terms of its $1 billion bank credit facility to extend the maturity date from January 2017 to December 2019.
(2)	Subsequent to quarter end, ViaWest’s credit facility which was assumed on acquisition was repaid with proceeds from a new credit facility (see note 14). ViaWest’s prior credit facility was scheduled to mature in May 2017 and was secured by a first priority security interest in specific assets pursuant to the terms of the Security Agreement. On September 2, 2014, ViaWest’s credit facility consisted of a term loan of US $322 and US $28 of borrowings under a US $40 revolving facility. The term loan had quarterly principal repayments of US $1 with the balance due on maturity. Interest rates fluctuated with LIBOR, US prime, US Federal Funds and Eurodollar rates. ViaWest has a US $130 interest rate swap which hedged the exposure to changes in cash flows and minimized variability related to its prior credit facility. The interest rate swap terminates in June 2015.
(3)	Finance lease obligations and amounts owing to landlords in connection with financing of leasehold improvements expire and mature at various dates through to 2023. Collateral has been provided as security for the related transactions and agreements as required.
(4)	Current portion of long-term debt includes the variable rate senior notes due February 2016 and the amount due within one year in respect of ViaWest’s finance lease obligations and landlord debt as well as the amount that had been due within one year under ViaWest’s prior credit facility.

Shaw Communications Inc.

NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

(unaudited)

February 28, 2015 and 2014

[all amounts in millions of Canadian dollars, except share and per share amounts]

7.	SHARE CAPITAL

Changes in share capital during the six months ended February 28, 2015 are as follows:

	Class A Shares		Class B Non-Voting Shares		Preferred Shares
	Number	$	Number	$	Number	$
August 31, 2014	22,420,064	2	439,606,326	2,887	12,000,000	293
Issued upon stock option plan exercises	—	—	4,340,167	112	—	—
Issued pursuant to dividend reinvestment plan	—	—	2,741,045	79	—	—

February 28, 2015	22,420,064	2	446,687,538	3,078	12,000,000	293

8.	EARNINGS PER SHARE

Earnings per share calculations are as follows:

	Three months ended February 28,		Six months ended February 28,
	2015	2014	2015	2014
Numerator for basic and diluted earnings per share ($)
Net income	168	222	395	467
Deduct: net income attributable to non-controlling interests	(5)	(7)	(13)	(16)
Deduct: dividends on Preferred Shares	(3)	(3)	(7)	(7)

Net income attributable to common shareholders	160	212	375	444

Denominator (millions of shares)
Weighted average number of Class A Shares and Class B Non-Voting Shares for basic earnings per share	466	456	465	455
Effect of dilutive securities (1)	3	2	3	2

Weighted average number of Class A Shares and Class B Non-Voting Shares for diluted earnings per share	469	458	468	457

Earnings per share ($)
Basic	0.34	0.46	0.81	0.98
Diluted	0.34	0.46	0.80	0.97

(1)	The earnings per share calculation does not take into consideration the potential dilutive effect of certain stock options since their impact is anti-dilutive. For the three and six months ended February 28, 2015, 1,845,511 (2014 -1,721,622) and 1,745,669 (2014 - 2,596,050) options were excluded from the diluted earnings per share calculation, respectively.

Shaw Communications Inc.

NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

(unaudited)

February 28, 2015 and 2014

[all amounts in millions of Canadian dollars, except share and per share amounts]

9.	OTHER COMPREHENSIVE INCOME AND ACCUMULATED OTHER COMPREHENSIVE LOSS

Components of other comprehensive income and the related income tax effects for the six months ended February 28, 2015 are as follows:

	Amount	Income taxes	Net
	$	$	$
Items that may subsequently be reclassified to income
Change in unrealized fair value of derivatives designated as cash flow hedges	8	(2)	6
Adjustment for hedged items recognized in the period	(2)	1	(1)
Unrealized loss on available-for-sale investment	(1)	—	(1)
Exchange differences on translation of a foreign operation	130	—	130
Exchange differences on translation of US denominated debt hedging a foreign operation	(52)	—	(52)

	83	(1)	82
Items that will not be subsequently be reclassified to income
Remeasurements on employee benefit plans	(47)	12	(35)

	36	11	47

Components of other comprehensive income and the related income tax effects for the three months ended February 28, 2015 are as follows:

	Amount	Income taxes	Net
	$	$	$
Items that may subsequently be reclassified to income
Change in unrealized fair value of derivatives designated as cash flow hedges	7	(2)	5
Adjustment for hedged items recognized in the period	(2)	1	(1)
Unrealized loss on available-for-sale investment	1	—	1
Exchange differences on translation of a foreign operation	87	—	87
Exchange differences on translation of US denominated debt hedging a foreign operation	(35)	—	(35)

	58	(1)	57
Items that will not be subsequently be reclassified to income
Remeasurements on employee benefit plans	(47)	12	(35)

	11	11	22

Components of other comprehensive income and the related income tax effects for the six months ended February 28, 2014 are as follows:

	Amount $	Income taxes $	Net $
Items that may subsequently be reclassified to income
Change in unrealized fair value of derivatives designated as cash flow hedges	4	(1)	3
Adjustment for hedged items recognized in the period	(3)	1	(2)
Unrealized loss on available for sale instruments	(1)	—	(1)

	—	—	—

Shaw Communications Inc.

NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

(unaudited)

February 28, 2015 and 2014

[all amounts in millions of Canadian dollars, except share and per share amounts]

Components of other comprehensive income and the related income tax effects for the three months ended February 28, 2014 are as follows:

	Amount $	Income taxes $	Net $
Items that may subsequently be reclassified to income
Change in unrealized fair value of derivatives designated as cash flow hedges	3	(1)	2
Adjustment for hedged items recognized in the period	(2)	1	(1)
Unrealized loss on available for sale instruments	(1)	—	(1)

	—	—	—

Accumulated other comprehensive loss is comprised of the following:

	February 28, 2015	August 31, 2014
	$	$
Items that may subsequently be reclassified to income
Fair value of derivatives	5	—
Unrealized loss on available-for-sale investment	(3)	(2)
Foreign currency translation adjustments	78	—
Items that will not be subsequently reclassified to income
Remeasurements on employee benefit plans	(166)	(131)

	(86)	(133)

10.	STATEMENTS OF CASH FLOWS

Disclosures with respect to the Consolidated Statements of Cash Flows are as follows:

(i)	Funds flow from operations

	Three months ended February 28,		Six months ended February 28,
	2015	2014	2015	2014
	$	$	$	$
Net income	168	222	395	467
Adjustments to reconcile net income to funds flow from operations:
Amortization	228	203	449	398
Program rights	(4)	(10)	(28)	(36)
Deferred income tax recovery	(22)	(9)	(46)	(21)
CRTC benefit obligation funding	(5)	(15)	(10)	(27)
Share-based compensation	1	1	2	2
Defined benefit pension plans	3	3	(21)	(11)
Gain on sale of media assets	—	(49)	—	(49)
Accretion of long-term liabilities and provisions	1	1	2	3
Debt retirement costs	—	8	—	8
Equity loss of a joint venture	16	—	29	—
Write-down of property held for sale	—	—	3	—
Distributions from a venture capital fund investment	(27)	—	(27)	—
Other	2	2	5	5

Funds flow from operations	361	357	753	739

Shaw Communications Inc.

NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

(unaudited)

February 28, 2015 and 2014

[all amounts in millions of Canadian dollars, except share and per share amounts]

(ii)	Interest and income taxes paid and interest received and classified as operating activities are as follows:

	Three months ended February 28,		Six months ended February 28,
	2015	2014	2015	2014
	$	$	$	$
Interest paid	30	40	138	157
Income taxes paid (net of refunds)	105	81	318	125
Interest received	—	1	—	2

(iii)	Non-cash transactions:

The Consolidated Statements of Cash Flows exclude the following non-cash transactions:

	Three months ended February 28,		Six months ended February 28,
	2015	2014	2015	2014
	$	$	$	$
Issuance of Class B Non-Voting Shares:
Dividend reinvestment plan	40	34	79	69
Non-monetary exchange:
Exchange of fibre assets for network capacity leases	—	—	—	5
Lease transaction:
Capitalization of transponders under lease renewal	—	—	—	5

11.	FAIR VALUE

Fair value estimates are made at a specific point in time, based on relevant market information and information about the financial instrument. These estimates are subjective in nature and involve uncertainties and matters of significant judgement and, therefore, cannot be determined with precision. Changes in assumptions could significantly affect the estimates.

Financial instruments

The fair value of financial instruments has been determined as follows:

(i)	Current assets and current liabilities

The fair value of financial instruments included in current assets and current liabilities approximates their carrying value due to their short-term nature.

(ii)	Investments and other assets and Other long-term assets

The fair value of publicly traded investments is determined by quoted market prices. Investments in private entities which do not have quoted market prices in an active market and whose fair value cannot be readily measured are carried at cost. The fair value of long-term receivables approximates their carrying value as they are recorded at the net present values of their future cash flows, using an appropriate discount rate.

(iii)	Long-term debt

The carrying value of long-term debt is at amortized cost based on the initial fair value as determined at the time of issuance. The fair value of publicly traded notes is based upon current trading values. The fair value of finance lease obligations is determined by discounting future cash flows using a rate for loans with similar terms, conditions and maturity dates. Other notes and debentures are valued based upon current trading values for similar instruments.

Shaw Communications Inc.

NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

(unaudited)

February 28, 2015 and 2014

[all amounts in millions of Canadian dollars, except share and per share amounts]

(iv)	Other long-term liabilities

The fair value of program rights payable, estimated by discounting future cash flows, approximates their carrying value.

(v)	Derivative financial instruments

The fair value of US currency forward purchase contracts is determined by an estimated credit-adjusted mark-to-market valuation using observable forward exchange rates at the end of reporting periods and contract forward rates.

The carrying values and estimated fair values of derivative financial instruments, an investment in a publicly traded company and long-term debt are as follows:

	February 28, 2015		August 31, 2014
	Carrying value	Estimated fair value	Carrying value	Estimated fair value
	$	$	$	$
Assets
Derivative financial instrument (2)	6	6	—	—
Investment in publicly traded company (1)	6	6	7	7

Liabilities
Long-term debt (including current portion) (2)	5,573	6,464	4,690	5,390

(1)	Level 1 fair value – determined by quoted market prices.
(2)	Level 2 fair value – determined by valuation techniques using inputs based on observable market data, either directly or indirectly, other than quoted prices.

Real estate property

A real estate property has been classified as held for sale in the statement of financial position at February 28, 2015 and August 31, 2014. The estimated fair value, being the estimated fair value less costs to sell, has been determined by a commercial real estate service by means of an income capitalization approach using the market rental rate for the area and an appropriate capitalization rate range net of estimated costs of $8 to complete the property to base building specifications and is considered a level 3 valuation. The income capitalization approach has been used as it’s an accepted approach used by real estate investors to value income producing properties when income is not expected to vary significantly over time.

Shaw Communications Inc.

NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

(unaudited)

February 28, 2015 and 2014

[all amounts in millions of Canadian dollars, except share and per share amounts]

12.	RESTRUCTURING COSTS

During the third quarter of 2014, the Company announced changes to the structure of its operating units to improve overall efficiency while enhancing its ability to grow as the leading network and content experience company. In connection with the restructuring of its operations, the Company recorded $58 in fiscal 2014 primarily in respect of the approximate 400 management and non-customer facing roles which were affected by the organizational changes. A total of $45 had been paid in fiscal 2014. During the second quarter of the current year, the Company announced a realignment of its customer care operations in the Consumer division into centres of excellence to enhance customer service, and continued its organizational structure realignment efforts including further restructuring of certain functions within its Business Network Services division. In connection with the continued restructuring, the Company recorded $38 primarily related to severance and employee related costs in respect of the approximate 1,600 affected employees. The continuity of the restructuring provisions follows and the majority of remaining costs are expected to be paid within the next twelve months.

$
Balance as at September 1, 2014	13
Additions	38
Payments	(15)

Balance as at February 28, 2015	36

13.	OTHER GAINS (LOSSES)

Other gains (losses) generally includes realized and unrealized foreign exchange gains and losses on US dollar denominated current assets and liabilities, gains and losses on disposal of property, plant and equipment and minor investments, and the Company’s share of the operations of Burrard Landing Lot 2 Holdings Partnership. In the current year, the category also includes a write-down of $3 in respect of the property classified as held for sale and distributions of $27 from a venture capital fund investment while the comparative year includes a refund of $5 from the Canwest CCAA plan implementation fund.

14.	SUBSEQUENT EVENT

On March 30, 2015, the Company announced that a syndicate of lenders provided a term loan in the amount of US $395 and a revolving credit facility of US $85 for ViaWest. The facilities were used to repay the outstanding amounts under ViaWest’s prior credit facility and for ViaWest’s general corporate purposes. The term loan matures in March 2022 while the revolving credit facility matures in March 2020.